UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               EXIDE TECHNOLOGIES
                               ------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    302051206
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 8 Pages

                                  SCHEDULE 13G

CUSIP No. 302051206                                            Page 2 of 8 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [  ]
                                         b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person (See Instructions)

                                    IA; PN

                                  SCHEDULE 13G

CUSIP No. 302051206                                            Page 3 of 8 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [  ]
                                         b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                  SCHEDULE 13G

CUSIP No. 302051206                                            Page 4 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [  ]
                                         b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                                               Page 5 of 8 Pages


Item 1(a)         Name of Issuer:

                  Exide Technologies (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  Crossroads Corporate Center, 3150 Brunswick Pike, Suite 230, Lawrenceville, N.J. 08648.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

                  ii) John M. Angelo, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

                  iii) Michael  L.  Gordon,  in  his  capacities  as  the  other managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

                  This statement related to Shares (as defined herein) held for the accounts of 17 private investment funds for which Angelo, Gordon acts as investment adviser.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c)         Citizenship:

                  1) Angelo, Gordon is a Delaware limited partnership;

                  2) Mr. Angelo is a citizen of the United States; and

                  3) Mr. Gordon is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  302051206

                                                               Page 6 of 8 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  i)   Angelo,  Gordon is an investment adviser registered under
                       Section 203 of the Investment Advisers Act of 1940.

                  ii)  Mr. Angelo is a control person of Angelo, Gordon.

                  iii) Mr. Gordon is a control person of Angelo, Gordon.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2004, each of the Reporting Persons may no longer be deemed to be the beneficial owner of any Shares.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes 0% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

         Angelo, Gordon
         --------------
         (i)       Sole power to vote or direct the vote                       0
         (ii)      Shared power to vote or to direct the vote                  0
         (iii)     Sole power to dispose or to direct the disposition of       0
         (iv)      Shared power to dispose or to direct the disposition of     0

         Mr. Angelo
         ----------
         (i)       Sole power to vote or direct the vote                       0
         (ii)      Shared power to vote or to direct the vote                  0
         (iii)     Sole power to dispose or to direct the disposition of       0
         (iv)      Shared power to dispose or to direct the disposition of     0

         Mr. Gordon
         ----------
         (i)       Sole power to vote or direct the vote                       0
         (ii)      Shared power to vote or to direct the vote                  0
         (iii)     Sole power to dispose or to direct the disposition of       0
         (iv)      Shared power to dispose or to direct the disposition of     0

                                                               Page 7 of 8 Pages



Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The limited partners of (or investors in) the private investment funds for which Angelo, Gordon acts as investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the funds in accordance with their respective limited partnership interests (or investment percentages) in the private investment funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

                  Angelo, Gordon is an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 8 of 8 Pages




                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    February 14, 2005               ANGELO, GORDON & CO., L.P.

                                         By:      AG Partners, L.P.
                                                  Its General Partner


                                         By:      JAMG LLC,
                                                  Its General Partner


                                         By:      /s/ Michael L. Gordon
                                                  ------------------------------
                                         Name:    Michael L. Gordon
                                         Title:   Managing Member


Date:    February 14, 2005               JOHN M. ANGELO


                                         /s/ John M. Angelo
                                         ---------------------------------------

Date:    February 14, 2005               MICHAEL L. GORDON


                                         /s/ Michael L. Gordon
                                         ---------------------------------------